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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO
                      (AMENDMENT NO. 1 -- FINAL AMENDMENT)
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       SPORTS RESORTS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       SPORTS RESORTS INTERNATIONAL, INC.
                       (Name of Filing Persons (Issuer))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of securities)

                                   84918U108
                     (CUSIP Number of Class of Securities)
                             ---------------------

                              GREGORY T. STRZYNSKI
                            CHIEF FINANCIAL OFFICER
                                 951 AIKEN ROAD
                                OWOSSO, MI 48867
                                 (989) 725-8354

          (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                              DAVID B. BRAUN, ESQ.
                               BUTZEL LONG, P.C.
                               150 WEST JEFFERSON
                                   SUITE 100
                            DETROIT, MICHIGAN 48226
                                 (313) 225-7000

                           CALCULATION OF FILING FEE

                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                ----------------------                                  --------------------
                       $919,025                                               $110.00

* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 919,025 shares of common stock, par value $0.01 per share, of Sports Resorts International, Inc. (the "Company"), for a price per share of $1.00. Such number of shares represents all of the shares of the Company's common stock outstanding as of September 1, 2005 (other than 47,480,746 shares beneficially held by Donald J. Williamson and his spouse and children).

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

Amount Previously Paid:  N/A            Form or Registration No.:  N/A
Filing Party:            N/A            Date Filed:                N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender-offer subject to Rule 13e-4.

[X]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     This Amendment No. 1, which is the final amendment to the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission on September 16, 2005 relating to the offer by Sports Resorts International, Inc., a Michigan corporation (the "Purchaser") to purchase all of the outstanding shares of common stock, par value $.01 per share for a purchase price of $1.00 per share.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms under the Offer to Purchase and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION

     The Offer expired at 5:00 P.M. Eastern Time on October 21, 2005 because the condition regarding the legal acceptance of the tendered shares for payment could not be met to the satisfaction of Sports Resorts International, Inc. Pursuant to the Offer, based on the final report of from the Depositary for the Offer, 515,707 Shares were tendered (and not withdrawn). All Shares tendered pursuant to the Offer will be returned to the tendering shareholders in accordance with the Depositary's procedures. The Purchaser issued a press release on October 28, 2005, a copy of which is attached as Exhibit (a)(8) hereto.

ITEM 12.  EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(8) Press release issued by the Purchaser dated October 28, 2005, announcing the termination of the Offer.

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies as of October 28, 2005 that the information set forth in this statement is true complete and correct.

                                       SPORTS RESORTS INTERNATIONAL, INC.

                                              /s/ GREGORY T. STRZYNSKI
                                       -----------------------------------------
                                       Name:       Gregory T. Strzynski
                                       Title:         Chief Financial Officer